Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wells Fargo & Company 401(k) Plan:

We consent to the use in the Registration Statement on Form S-8 dated May 26, 2016 of Wells Fargo & Company, related to the Wells Fargo & Company 401(k) Plan, of our report dated June 18, 2015 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of (1) Schedule G, Part III, nonexempt transactions for the year ended December 31, 2014, and (2) Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Wells Fargo & Company 401(k) Plan, incorporated herein by reference.

/s/ KPMG LLP

San Francisco, California

May 26, 2016